Exhibit 99.1

Silence Therapeutics Appoints Dr. Steven Romano as Incoming Chief Medical Officer and Head of Research and Development

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Dr. Romano will succeed Dr. Giles Campion, CMO and Head of R&D, following his retirement by year-end

28 March 2023

LONDON, Silence Therapeutics plc, Nasdaq: SLN (“Silence” or “the Company”), an experienced and innovative biotechnology company committed to transforming people’s lives by silencing diseases through precision engineered medicines, today announced the appointment of Steven Romano, MD, as incoming Chief Medical Officer and Head of Research and Development. Dr. Romano will join Silence on April 1, 2023, and work alongside Giles Campion, MD, current CMO and Head of R&D at Silence, to ensure an efficient and smooth transition for Dr. Campion’s retirement by year-end.

Dr. Romano has served as non-executive director of the Silence Board since July 2019 following the Company’s siRNA collaboration with Mallinckrodt plc for complement-mediated diseases. Since then, Dr. Romano has played a key role overseeing the company’s complement portfolio. In a press release issued this morning, Silence announced that it was buying back two of its siRNA assets from Mallinckrodt.

“Giles has been instrumental in leading our R&D efforts to get Silence to where it is today – a clinical stage company advancing multiple programs – and we are grateful for his continued dedication to the company,” said Craig Tooman, President and CEO of Silence. “We are very pleased to welcome Steven Romano to our executive team in this crucial role as we enter the next chapter of innovation and growth at Silence. His extensive experience overseeing research and development, regulatory and medical affairs make him the ideal leader to advance our clinical activities and pursue new opportunities to maximize our mRNAi GOLD™ platform technology.”

“Being a member of the Silence Board since July 2019, I’ve developed a deep understanding and appreciation for the company’s siRNA platform technology to address a broad range of genetic diseases,” said Steven Romano, MD. “I’m honored to assume the leadership of Silence’s R&D organization and look forward to building on this strong momentum to help bring transformative medicines to people around the world.”

Dr. Romano is also a board-certified psychiatrist with more than 25 years of experience in the pharmaceutical industry, including 16 years at Pfizer. Most recently, he served as executive vice president and chief scientific officer at Mallinckrodt and was responsible for research and development, medical affairs, health economics and outcomes research, safety, pharmacovigilance and regulatory affairs functions. At Pfizer, Dr. Romano served in a series of senior roles, including Senior Vice President, Head, Global Medicines Development, Global Innovative Pharmaceuticals Business. Before Pfizer, he spent four years at Eli Lilly performing clinical research. Dr. Romano received his bachelor’s degree in biology from Washington University in St. Louis and his medical degree from the University of Missouri-Columbia. He completed his residency and fellowship at New York Hospital-Cornell Medical Center, where he then served on the medical school faculty for six years.

Enquiries:

Silence Therapeutics plc Gem Hopkins, VP, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet need. Silence’s proprietary mRNAi GOLD™ platform can be used to create siRNAs (short interfering RNAs) that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence’s wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address rare hematological diseases. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals and Hansoh Pharma, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other securities laws, including with respect to the Company’s clinical and commercial prospects, regulatory approvals of the Company’s product candidates, potential partnerships or collaborations or payments under new and existing collaborations, the initiation or completion of the Company’s clinical trials and the anticipated timing or outcomes of data reports from the Company’s clinical trials. These forward-looking statements are not historical facts but rather are based on the Company's current assumptions, beliefs, expectations, estimates and projections about its industry. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including those risks identified in the Company’s most recent Admission Document and its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 15, 2023. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.